Exhibit 99.1

CyberArk Announces Strong Second Quarter 2023 Results

Company Exceeds Guidance Across all Guided Metrics
Subscription Portion of Annual Recurring Revenue (ARR) of $451 million; Growth of 77% Year-over-Year
Total ARR of $653 million; Growth of 40% Year-over-Year
Subscription Revenue of $106.2 million in Q2; Growth of 61% Year-Over-Year
Total Revenue of $175.8 million in Q2 Exceeds Guidance; Growth of 24% Year-Over-Year
Company Raises Full Year ARR Guidance to a Range of $743 million to $753 million from $735 million to $745 million

Newton, Mass. and Petach Tikva, Israel – August 10, 2023 – CyberArk (NASDAQ: CYBR), the identity security company, today announced strong financial results for the second quarter ended June 30, 2023.

“We had a great quarter, beating our guidance across all metrics, which demonstrates the momentum in our business and the durability of demand for our identity security platform,” said Matt Cohen, CyberArk's Chief Executive Officer. “We had a strong new business quarter and existing customers expanded across our identity security platform as we continue to deliver transformational value to customers, across hybrid and cloud environments. This drove robust net new ARR, with strong 77 percent growth in Subscription ARR to $451 million and 40 percent growth in total ARR to $653 million. The explosion of new identities, new environments and new attack methods has rapidly expanded the attack surface, creating an acute need for organizations to secure all identities, humans and machines. Today, organizations are turning to CyberArk to address their most pressing cybersecurity challenges. We have a tremendous opportunity in front of us and are executing our strategy. As the clear leader in identity security, we are well positioned to deliver strong long-term growth, profitability and cash flow.”

     Financial Summary for the Second Quarter Ended June 30, 2023

•	Subscription revenue was $106.2 million in the second quarter of 2023, an increase of 61 percent from $66.0 million in the second quarter of 2022.
•	Maintenance and professional services revenue was $64.6 million in the second quarter of 2023, compared to $65.3 million in the second quarter of 2022.
•	Perpetual license revenue was $5.1 million in the second quarter of 2023, compared to $11.0 million in the second quarter of 2022.
•	Total revenue was $175.8 million in the second quarter of 2023, up 24 percent from $142.3 million in the second quarter of 2022, outperforming guidance.
•	GAAP operating loss was $(39.9) million and non-GAAP operating loss was $(5.6) million in the second quarter of 2023, outperforming guidance.
•
GAAP net loss was $(25.8) million, or $(0.62) per basic and diluted share, in the second quarter of 2023. Non-GAAP net income was $1.3 million, or $0.03 per diluted share, in the second quarter of 2023, outperforming guidance.

Balance Sheet and Net Cash Provided by Operating Activities

•	As of June 30, 2023, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities, and short-term deposits.
•	During the six months ended June 30, 2023, the Company’s net cash used in operating activities was $(5.0) million.
•	As of June 30, 2023, total deferred revenue was $418.7 million, a 19 percent increase from $352.1 million at June 30, 2022.

Key Business Highlights

•	Annual Recurring Revenue (ARR) was $653 million, an increase of 40 percent from $465 million at June 30, 2022.
o
The Subscription portion of ARR was $451 million, or 69 percent of total ARR at June 30, 2023. This represents an increase of 77 percent from $255 million, or 55 percent of total ARR, at June 30, 2022.

o	The Maintenance portion of ARR was $201 million at June 30, 2023, compared to $210 million at June 30, 2022.
•	Recurring revenue in the second quarter was $157.8 million, an increase of 31 percent from $120.4 million for the second quarter of 2022.

Recent Developments

•	Announced Artificial Intelligence (AI) and Automation innovations across CyberArk’s Identity Security Platform.
•	Announced CyberArk Secure Browser, the first identity security based enterprise browser, enabling organizations to better protect employee and third-party access to enterprise resources.
•
Announced launch of BT’s global Privileged Identity Security managed service, built exclusively on CyberArk’s identity security platform, delivering scalable and effective cybersecurity risk reduction.

•	Released CyberArk 2023 Identity Security Threat Landscape Report, showing how technology innovation – including AI – is growing the number of identities, compounding ‘cyber debt’.
•	Published third annual Environmental, Social and Governance (ESG) Report, in an ongoing commitment to building a diverse, equitable and sustainable organization.

Business Outlook

Based on information available as of August 10, 2023, CyberArk is issuing guidance for the third quarter and full year 2023 as indicated below.

Third Quarter 2023:

•	Total revenue is expected to be in the range of $181.5 million and $186.5 million, representing growth of 19 percent to 22 percent compared to the third quarter of 2022.
•	Non-GAAP operating income is expected to be in the range of $4.0 million to $8.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.19 to $0.27 per diluted share.
o	Assumes 46.8 million weighted average diluted shares.

Full Year 2023:

•	Total revenue is expected to be in the range of $726.0 million to $736.0 million, representing growth of 23 percent to 24 percent compared to the full year 2022.
•	Non-GAAP operating income is expected to be in the range of breakeven to $9.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.44 to $0.63 per diluted share.
o	Assumes 46.4 million weighted average diluted shares.
•	ARR as of December 31, 2023 is expected to be in the range of $743 million to $753 million, representing growth of 30 percent to 32 percent from December 31, 2022.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, August 10, 2023 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s second quarter financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (647) 362-9199 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in identity security. Centered on intelligent privilege controls, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud environments and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on LinkedIn, Twitter, Facebook or YouTube.

Copyright © 2023 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)

•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, self-hosted subscription and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue

•
Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue

•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscription contracts in effect at the end of the reported period.

Recurring Revenue

•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating loss, non-GAAP net income/(loss) and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating loss is calculated as GAAP operating loss excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income/(loss) is calculated as GAAP net loss excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, gain from investment in privately held companies, and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by (used in) operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, gain from investment in privately held companies, and the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; fluctuation in the Company’s quarterly results of operations due to sales cycles and multiple pricing and delivery models; the Company’s ability to sell into existing and new customers and industry verticals; an increase in competition within the Privileged Access Management and Identity Security markets; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; complications or risks in connection with the Company’s subscription model, including uncertainty regarding renewals from its existing customer base, and retaining sufficient subscription or maintenance and support service renewal rates; risks related to compliance with privacy and data protection laws and regulations; risks regarding potential negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, rising interest rates, bank failures, inflation, and the potential for regional or global recessions; the Company’s ability to hire, train, retain and motivate qualified personnel; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s history of incurring net losses and its ability to achieve profitability in the future; risks related to the Company’s ongoing transition to a new Chief Executive Officer; risks related to sales made to government entities; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of strategic acquisitions; the duration and scope of the COVID-19 pandemic and its resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; regulatory and geopolitical risks associated with global sales and operations, as well as the location of our principal executive offices, most of our research and development activities and other significant operations in Israel;   changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023

Revenues:
Subscription	$65,999	$106,167	$117,949	$198,887
Perpetual license	11,038	5,090	21,595	8,972
Maintenance and professional services	65,290	64,586	130,345	129,689

Total revenues	142,327	175,843	269,889	337,548

Cost of revenues:
Subscription	11,076	17,633	20,273	33,578
Perpetual license	385	319	1,277	531
Maintenance and professional services	19,258	20,815	37,203	40,630

Total cost of revenues	30,719	38,767	58,753	74,739

Gross profit	111,608	137,076	211,136	262,809

Operating expenses:
Research and development	46,964	53,664	90,407	105,920
Sales and marketing	86,805	101,089	164,238	200,517
General and administrative	19,868	22,221	39,604	42,396

Total operating expenses	153,637	176,974	294,249	348,833

Operating loss	(42,029)	(39,898)	(83,113)	(86,024)

Financial income, net	1,572	11,882	2,628	21,488

Loss before taxes on income	(40,457)	(28,016)	(80,485)	(64,536)

Tax benefit	2,829	2,238	5,046	3,730

Net loss	$(37,628)	$(25,778)	$(75,439)	$(60,806)

Basic loss per ordinary share	$(0.93)	$(0.62)	$(1.87)	$(1.47)
Diluted loss per ordinary share	$(0.93)	$(0.62)	$(1.87)	$(1.47)

Shares used in computing net loss
per ordinary shares, basic	40,517,587	41,599,364	40,344,422	41,384,895
Shares used in computing net loss
per ordinary shares, diluted	40,517,587	41,599,364	40,344,422	41,384,895

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2022	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$347,338	$396,184
Short-term bank deposits	305,843	243,779
Marketable securities	301,101	265,171
Trade receivables	120,817	105,495
Prepaid expenses and other current assets	22,482	27,048

Total current assets	1,097,581	1,037,677

LONG-TERM ASSETS:
Marketable securities	227,748	315,599
Property and equipment, net	23,474	21,457
Intangible assets, net	27,508	23,828
Goodwill	153,241	153,241
Other long-term assets	217,040	194,089
Deferred tax asset	72,809	82,295

Total long-term assets	721,820	790,509

TOTAL ASSETS	$1,819,401	$1,828,186

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$13,642	$13,647
Employees and payroll accruals	77,328	64,555
Accrued expenses and other current liabilities	33,584	32,890
Deferred revenues	327,918	349,833

Total current liabilities	452,472	460,925

LONG-TERM LIABILITIES:
Convertible senior notes, net	569,344	570,841
Deferred revenues	80,524	68,821
Other long-term liabilities	38,917	35,706

Total long-term liabilities	688,785	675,368

TOTAL LIABILITIES	1,141,257	1,136,293

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	107	110
Additional paid-in capital	660,289	732,777
Accumulated other comprehensive loss	(15,560)	(13,496)
Retained earnings (accumulated deficit)	33,308	(27,498)

Total shareholders' equity	678,144	691,893

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,819,401	$1,828,186

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2022	2023

Cash flows from operating activities:
Net loss	$(75,439)	$(60,806)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,729	8,787
Amortization of premium and accretion of discount on marketable securities, net	3,319	(1,474)
Share-based compensation	56,851	63,966
Deferred income taxes, net	(10,358)	(8,430)
Decrease in trade receivables	25,375	15,322
Amortization of debt discount and issuance costs	1,488	1,496
Increase in prepaid expenses, other current and long-term assets and others	(14,651)	(16,328)
Changes in operating lease right-of-use assets	1,407	3,865
Increase in trade payables	1,382	370
Increase in short-term and long-term deferred revenues	34,823	10,212
Decrease in employees and payroll accruals	(17,110)	(17,868)
Increase in accrued expenses and other current and long-term liabilities	1,781	614
Changes in operating lease liabilities	(5,867)	(4,773)

Net cash provided by (used in) operating activities	10,730	(5,047)

Cash flows from investing activities:
Investment in short and long term deposits	(205,703)	(87,318)
Proceeds from short and long term deposits	265,010	178,603
Investment in marketable securities and other	(194,309)	(228,232)
Proceeds from sales and maturities of marketable securities and other	156,384	181,569
Purchase of property and equipment	(4,160)	(3,522)
Payments for business acquisitions, net of cash acquired	(12,987)	-

Net cash provided by investing activities	4,235	41,100

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	3,316	5,213
Proceeds from exercise of stock options	1,210	777
Proceeds in connection with employees stock purchase plan	8,738	7,695

Net cash provided by financing activities	13,264	13,685

Increase in cash and cash equivalents	28,229	49,738

Effect of exchange rate differences on cash and cash equivalents	(3,552)	(892)

Cash and cash equivalents at the beginning of the period	356,850	347,338

Cash and cash equivalents at the end of the period	$381,527	$396,184

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by (used in) operating activities to Free cash flow:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023

Net cash provided by (used in) operating activities	$(14,254)	$(10,868)	$10,730	$(5,047)
Less:
Purchase of property and equipment	(2,147)	(1,747)	(4,160)	(3,522)

Free cash flow	$(16,401)	$(12,615)	$6,570	$(8,569)

GAAP net cash provided by investing activities	37,781	35,816	4,235	41,100
GAAP net cash provided by financing activities	12,784	8,468	13,264	13,685

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023

Gross profit	$111,608	$137,076	$211,136	$262,809
Plus:
Share-based compensation (1)	3,742	4,379	6,932	8,332
Amortization of share-based compensation capitalized in software development costs (3)	88	103	176	206
Amortization of intangible assets (2)	1,422	1,705	2,700	3,409

Non-GAAP gross profit	$116,860	$143,263	$220,944	$274,756

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023

Operating expenses	$153,637	$176,974	$294,249	$348,833
Less:
Share-based compensation (1)	25,831	27,991	49,919	55,634
Amortization of intangible assets (2)	152	134	304	271
Acquisition related expenses	113	-	591	-

Non-GAAP operating expenses	$127,541	$148,849	$243,435	$292,928

Reconciliation of Operating Loss to Non-GAAP Operating Loss:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023

Operating loss	$(42,029)	$(39,898)	$(83,113)	$(86,024)
Plus:
Share-based compensation (1)	29,573	32,370	56,851	63,966
Amortization of share-based compensation capitalized in software development costs (3)	88	103	176	206
Amortization of intangible assets (2)	1,574	1,839	3,004	3,680
Acquisition related expenses	113	-	591	-

Non-GAAP operating loss	$(10,681)	$(5,586)	$(22,491)	$(18,172)

Reconciliation of Net Loss to Non-GAAP Net Income (Loss):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023

Net loss	$(37,628)	$(25,778)	$(75,439)	$(60,806)
Plus:
Share-based compensation (1)	29,573	32,370	56,851	63,966
Amortization of share-based compensation capitalized in software development costs (3)	88	103	176	206
Amortization of intangible assets (2)	1,574	1,839	3,004	3,680
Acquisition related expenses	113	-	591	-
Amortization of debt discount and issuance costs	744	748	1,488	1,496
Gain from investment in privately held companies	-	(294)	-	(294)
Taxes on income related to non-GAAP adjustments	(5,211)	(7,708)	(9,322)	(13,914)

Non-GAAP net income (loss)	$(10,747)	$1,280	$(22,651)	$(5,666)

Non-GAAP net income (loss) per share
Basic	$(0.27)	$0.03	$(0.56)	$(0.14)
Diluted	$(0.27)	$0.03	$(0.56)	$(0.14)

Weighted average number of shares
Basic	40,517,587	41,599,364	40,344,422	41,384,895
Diluted	40,517,587	46,065,943	40,344,422	41,384,895

(1) Share-based Compensation :

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023

Cost of revenues - Subscription	$517	$978	$893	$1,810
Cost of revenues - Perpetual license	31	12	61	19
Cost of revenues - Maintenance and Professional services	3,194	3,389	5,978	6,503
Research and development	6,754	7,192	12,804	13,930
Sales and marketing	12,361	13,595	23,761	28,190
General and administrative	6,716	7,204	13,354	13,514

Total share-based compensation	$29,573	$32,370	$56,851	$63,966

(2) Amortization of intangible assets :

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2023	2022	2023

Cost of revenues - Subscription	$1,425	$1,705	$2,633	$3,409
Cost of revenues - Perpetual license	(3)	-	67	-
Sales and marketing	152	134	304	271

Total amortization of intangible assets	$1,574	$1,839	$3,004	$3,680